Exhibit 99

News

RiT TECHNOLOGIES GRANTED TEMPORARY EXCEPTION
FOR CONTINUED LISTING ON NASDAQ

Tel Aviv, Israel – August 8, 2008 – RiT Technologies Ltd. (NASDAQ: RITT) announced today that a Nasdaq Hearings Panel determined that the Company is entitled to an extended period within which to regain compliance with the minimum bid price requirement of $1.00 per share set forth in Nasdaq Marketplace Rules.

The exception was issued by the Hearings Panel, which, at RiT’s request, held a formal hearing regarding RiT’s continued listing on July 24, 2008. On August 6, 2008, RiT was notified that the Hearings Panel granted RiT an exception to the requirement that it maintains a minimum bid price of $1.00 per share provided that, on or before November 13, 2008, the closing bid price of the Company’s shares will be $1.00 or more for a minimum of 10 prior consecutive trading days. In order to comply with the terms of the exception, RiT must continue to comply with all other Nasdaq requirements for continued listing.

There can be no assurance that the Company will be able to regain compliance with the terms of the exception by November 13. At such time, the Company may decide to achieve compliance by effecting a reverse stock split of its shares, subject to obtaining the approval of shareholders in the upcoming annual general meeting scheduled for August 26, 2008.

About RiT Technologies

RiT is a leading provider of physical network infrastructure control and management solutions. Deployed in the networks of many of the world’s largest carriers and enterprises, its pioneering, fast-ROI products have proven their ability to simplify service deployment and provisioning, enhance troubleshooting accuracy, reduce infrastructure maintenance costs, enhance physical layer security and enable cost-effective service qualification and verification.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; our inability to satisfy Nasdaq’s requirements for continued listing, the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. Except as may be required by applicable law, we are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il